FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December, 2003

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                                   Marina Park
                                Sundkrogsgade 10
                              DK-2100 Copenhagen 0
                                     Denmark
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F  X        Form 40-F
                                      ------               ------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.

                                       Yes       No  X
                                          -----    -----

INFORMATION CONTAINED IN THIS FORM 6-K REPORT


          Set forth herein as Exhibit 1 is a copy of a Copenhagen Stock Exchange Share Statement No. 10 - 2003 issued by A/S STEAMSHIP COMPANY TORM to The Copenhagen Stock Exchange on December 22, 2003.

Exhibit 1


                                                                [OBJECT OMITTED]

SHARE STATEMENT No. 10-2003


22 December 2003



Please below find the total shareholdings of all insiders and related parties, including the shareholding of the entire Board of Directors (including related parties) and the entire Executive Board of Directors (including related parties) pursuant to the Danish Securities Trading Act.




                                  Holding             Market value
Securities code                   (number) As at      (DKK) As at
DK0010281468                      18 December 2003    18 December 2003
------------                      ----------------    ----------------

Board of Directors
(incl. related parties)               4,979               884,668.72

Executive Board of Directors
(incl. related parties)               1,950              346,476.00

All (incl. related parties)       1,163,299           206,694,966.32



A/S Dampskibsselskabet TORM
Contact person:   Klaus Nyborg, CFO (tel.: +45 39 17 92 00)

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)



Dated: December 31, 2003                   By: /s/ Klaus Nyborg
                                               ----------------
                                                   Klaus Nyborg
                                                   Chief Financial Officer


03810.0001 #453589